UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated  February 19, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                 Press Release dated February 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 19, 2015	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Reports 2014 Results

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Fourth quarter earnings were $88 million; earnings for the full year were $1,154 million. Quarterly and full year earnings included the impact of a number of unusual, non-recurring or non-operating factors

•                  Fourth quarter and full year adjusted earnings were $409 million and $1,574 million, respectively, or $0.49 per common share and $1.90 per common share, respectively

•                  Enbridge Inc. increased its quarterly dividend by 33% to $0.465 per common share effective March 1, 2015 and announced a revised dividend payout policy range of 75% to 85% of adjusted earnings

•                  Enbridge Inc. announced plans to transfer the majority of its Canadian Liquids Pipelines business and certain Canadian renewable energy assets to Enbridge Income Fund. It is also reviewing a potential transfer of its directly held United States liquids pipelines assets to Enbridge Energy Partners, L.P.

•                  Enbridge Inc. transferred natural gas and diluent pipeline interests to Enbridge Income Fund for proceeds of $1.8 billion and finalized the transfer of the United States portion of Alberta Clipper Pipeline to Enbridge Energy Partners, L.P. for aggregate consideration of US$1 billion

•                  Enbridge Inc. continued the successful execution of its record growth capital program and placed 15 projects into service totalling $10 billion in 2014. Completed projects include the Flanagan South Pipeline and Seaway Crude Pipeline System Twinning

•                  In February, the National Energy Board approved conditions 16 and 18 on Enbridge’s application for the reversal and expansion of Line 9B, allowing the Company to apply for Leave to Open

•                  Enbridge Inc. finalized the purchase of an 80% interest in a portfolio of two wind farms in the United States for approximately US$0.3 billion and was selected to develop the US$0.2 billion Stampede Oil Pipeline in the deep water Gulf of Mexico

•                  Guidance for 2015 adjusted earnings is $2.05 to $2.35 per common share

CALGARY, ALBERTA – February 19, 2015 – Enbridge Inc. (Enbridge or the Company) (TSX: ENB) (NYSE: ENB) announced fourth quarter adjusted earnings of $409 million, or $0.49 per common share and annual adjusted earnings for 2014 of $1,574 million, or $1.90 per common share.

“2014 was a successful year on many fronts,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “Our solid financial results again extend our track record of delivering strong and predictable earnings growth, year after year. We increased our dividend by 11% and announced a further increase of 33% effective March 1 of this year. We also placed $10 billion of capital projects into service and we expect to complete another $9 billion in 2015; and we increased our five-year capital program to a record $44 billion, $34 billion of which is commercially secured and in execution. With the strength of our business model and this large inventory of growth projects, we remain confident in our ability to deliver an anticipated average annual adjusted earnings per share growth rate of 10-12% through 2018, before consideration of the impact of the proposed restructuring that we announced late last year.

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors, and reconciliations are described under the Forward-Looking Information and Non-GAAP Measures sections of this news release, respectively.

“While the vast majority of Enbridge’s businesses have limited direct commodity price exposure, the recent drop in oil prices is impacting our customers. As a critical transportation provider, we strive to support the competitiveness of our customers and the industry through stable and predictable tolls, operating and capital efficiency, and opening new markets, such as the path we recently completed to the United States Gulf Coast, that help to alleviate price discounts,” said Mr. Monaco.

In December, Enbridge announced plans to transfer the majority of its Canadian Liquids Pipelines business and certain renewable energy assets to Enbridge Income Fund (the Fund) (together, the Canadian Restructuring Plan) with a combined carrying value of $17 billion. Enbridge is also reviewing a potential transfer of its interest in United States liquids pipelines assets to Enbridge Energy Partners, L.P. (EEP), although the review of this transaction has not progressed to a conclusion.

Also in December, Enbridge announced a 33% increase to its quarterly common share dividend and a corresponding new dividend payout policy range of 75% to 85% of adjusted earnings. The revised payout policy reflects the excellent progress the Company has made on funding its growth capital program, expected growth in free cash flow and ready access to cost effective funding sources, including drop downs to its sponsored vehicles.

“Collectively, these actions are intended to further enhance the value of our industry leading organic growth capital program and the competitiveness of Enbridge’s cost of capital for new organic growth opportunities and asset acquisitions,” said Mr. Monaco. “Our plan to transfer the Canadian Liquids Pipelines business to the Fund will allow a large portion of our growth capital program to be funded at an advantageous cost, while reducing the funding requirement at Enbridge. The plan also enables us to monetize a portion of our existing assets on favourable terms and release capital from the business for redeployment into future growth opportunities, thereby positioning Enbridge for growth beyond 2018.

“We believe the Canadian Restructuring Plan will be beneficial for shareholders of both Enbridge and Enbridge Income Fund Holdings. That said, our strategy, disciplined approach to the business and our key priorities of which first and foremost is the safe and reliable operation of our systems, will not change.”

In November, Enbridge finalized the $1.8 billion transfer of natural gas and diluent pipeline interests to the Fund, a transaction that provided Enbridge approximately $1.2 billion in net funding for its growth capital program. In January 2015, Enbridge and EEP also finalized the transfer of the United States segment of the Alberta Clipper Pipeline for aggregate proceeds of approximately US$1 billion.

During 2014, Enbridge increased its inventory of growth capital projects to $44 billion and, more importantly, increased the commercially secured component of its project portfolio to $34 billion, which includes the $7.5 billion Line 3 Replacement Program, the largest growth project in the Company’s history. The Company also made significant progress on its market access initiatives and in December brought into service the Flanagan South Pipeline (Flanagan South) and the Seaway Crude Pipeline System Twin (Seaway Pipeline Twin). Combined, the Flanagan South and Seaway Pipeline Twin projects provide 600,000 barrels per day (bpd) of incremental capacity for producers in western Canada and the Bakken to the United States Gulf Coast refining hub.

“Improving market access for our customers has been a key focus of ours over the past five years and we reached an important milestone in 2014,” said Mr. Monaco. “Together with our mainline system, these two projects establish the first full-path, large-volume pipeline network from western Canada to the United States Gulf Coast, which will also contribute to continental energy security.”

In February, the National Energy Board (NEB) approved Conditions 16 and 18 of Enbridge’s application for the reversal and expansion of Line 9B. The Company subsequently applied to the NEB for a Leave to Open. Subject to NEB approval for the Leave to Open, Enbridge expects to place Line 9B into service in the second quarter of 2015. In its decision, the NEB imposed additional obligations on Enbridge that direct the Company to take a “life-cycle” approach to water crossings and valves, requiring the Company perform ongoing analysis and rationale to ensure optimal protection of the area’s water resources.

“The reversal of Line 9 is critical for our customers and is a positive strategic development for Canada. Line 9 allows Ontario and Quebec refineries to access reliable feedstock that will substantially reduce reliance on higher cost foreign sources of crude. The project helps to assure the long term viability of eastern Canadian refineries and an important petrochemical complex, thereby protecting thousands of Canadian jobs. At the same time, it also opens up a timely and crucial market access conduit for western Canadian producers by utilizing existing infrastructure that reduces costs and minimizes the industry’s environmental footprint,” said Mr. Monaco.

In December, Enbridge completed the purchase of an 80% interest in a portfolio of two United States wind farms from E.ON Climate and Renewables North America, LLC (E.ON), a subsidiary of E.ON SE, one of the world’s largest investor-owned power and gas companies. These projects, with an aggregate generating capacity of over 400 megawatts (MW), are operational and represent a US$0.3 billion investment by Enbridge.

“The acquisition of these two wind farms represents another important step in our power generation growth strategy. It will bring our total net generating capacity of renewable power projects to more than 1,600 MW, and it keeps us on track to double capacity by 2018,” Mr. Monaco said.

In January 2015, Enbridge announced it will build a crude oil pipeline in the Gulf of Mexico to connect the planned Stampede development operated by Hess Corporation (Hess) to an existing third-party pipeline system. The Stampede Oil Pipeline (Stampede Pipeline) is expected to cost approximately US$0.2 billion and be operational in 2018.

Enbridge continued to advance key areas of safety and operational reliability performance through execution of its Operational Risk Management Plan, which involves the ongoing maintenance and enhancement of the Company’s pipelines and facilities.

“Safety and operational reliability remains our top priority, and our Operational Risk Management Plan is helping position Enbridge as an industry safety leader,” Mr. Monaco said. “We continue to invest heavily in pipeline integrity, leak detection capability, environmental protection and emergency response to ensure our energy transportation and distribution systems operate safely, reliably and in an environmentally responsible manner. We were also proud to publish our second annual Operational Reliability Review to highlight our performance as we strive towards our goal of zero incidents.”

As acknowledgement of the Company’s sustainability leadership, Corporate Knights again named Enbridge in its Global 100 ranking of the Most Sustainable Corporations in the World, based on Enbridge’s economic, environmental and social performance in 2014.

“We are honoured to again be recognized for our commitment to addressing social and environmental considerations,” Mr. Monaco said.

Operations

Adjusted earnings for the fourth quarter of 2014 were $409 million or $0.49 per common share. Full year adjusted earnings were $1,574 million, or $1.90 per common share, which is within Enbridge’s 2014 guidance range of $1.84 to $2.04 per common share. Enbridge’s solid 2014 performance reflected the strength of its existing businesses and the successful execution of its ongoing growth capital program. The most significant contributions to year-over-year earnings came from the Liquids Pipelines and Sponsored Investments segments. In Liquids Pipelines, higher Canadian Mainline earnings were largely driven by throughput growth reflecting strong supply from western Canada and downstream refinery demand for Canadian crude, as well as efforts by the Company to enhance throughput on its mainline system through optimization of operations. However, this growth was tempered by lower Canadian Mainline tolls, which came into effect on August 1, 2014. New Liquids Pipelines assets placed into service during the year, including Flanagan South, Seaway Pipeline Twin and Norealis Pipeline, also provided a positive uplift to Liquids Pipelines earnings.

Within Sponsored Investments, EEP had a strong 2014 largely driven by growth in its liquids business. EEP’s Lakehead System experienced similar throughput growth to Canadian Mainline and also further benefitted from higher tolls across the majority of its major liquids pipelines. EEP earnings were also positively impacted by new assets placed into service, in particular the Line 6B replacement and expansion, a key component of Enbridge and EEP’s Eastern Access Program. Enbridge also directly benefitted through its 75% interest in the United States portion of the Eastern Access expansion projects held through Enbridge Energy, Limited Partnership (EELP). Enbridge’s other sponsored vehicle, the Fund, also had a strong 2014. The impact of an increased asset base, including the most recent transfer of natural gas and diluent pipeline interests in November 2014, continued to drive growth in the Fund.

The year-over-year growth noted above was partially offset by weaker results in the Company’s Gas Pipelines, Processing and Energy Services segment. Changing market conditions had a negative impact on the Company’s Energy Services businesses and Aux Sable natural gas processing facilities. Narrowing location spreads and less favourable conditions in certain markets accessed by committed transportation capacity, combined with unrecovered demand charges, resulted in lower earnings from Energy Services following a very strong 2013 fiscal year. Aux Sable earnings reflected lower fractionation margins and lower volumes at its upstream plants.

The adjusted earnings discussed above exclude the impact of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value gains and losses from the Company’s long-term hedging program, make-up rights adjustments, income tax incurred on the capital gain triggered by the transfer of assets between entities under common control of Enbridge, gains on the disposal of non-core assets and investments, as well as certain costs and related insurance recoveries arising from crude oil releases. See Non-GAAP Measures.

FOURTH QUARTER 2014 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

•                  On February 9, 2015, EEP and its partially owned subsidiary, Midcoast Energy Partners, L.P. (MEP), announced they are entering into the emerging Eaglebine shale play in East Texas through two transactions totalling approximately US$0.2 billion. EEP and MEP have commenced construction of a lateral and associated facilities that will create gathering capacity of over 50 million cubic feet per day for rich natural gas to be delivered from Eaglebine production areas to their complex of cryogenic processing facilities in East Texas. The initial facilities are projected to be placed into service by late 2015, with the lateral expected to be in service by mid-2016. MEP also executed an agreement with New Gulf Resources, LLC (NGR) to purchase NGR’s midstream business in Leon, Madison and Grimes Counties, Texas. The acquisition consists of a natural gas gathering system that is currently in operation.

•                  On January 12, 2015, Enbridge announced that it will build, own and operate a crude oil pipeline in the Gulf of Mexico to connect the planned Stampede development, which is operated by Hess, to an existing third-party pipeline system. Stampede Pipeline, a 26-kilometre (16-mile), 18-inch diameter pipeline with capacity of approximately 100,000 bpd will originate in Green Canyon Block 468, approximately 350 kilometres (220 miles) southwest of New Orleans, Louisiana at an estimated depth of 1,200 metres (3,800 feet). After finalization of scope and a definitive cost estimate, Stampede Pipeline is now expected to be completed at an approximate cost of US$0.2 billion and is expected to be placed into service in 2018.

•                  On January 2, 2015, Enbridge completed the transfer of its 66.7% interest in the United States segment of the Alberta Clipper Pipeline to EEP for aggregate consideration of US$1 billion, consisting of approximately US$694 million of Class E equity units issued to Enbridge by EEP and the repayment of approximately US$306 million of indebtedness owed to Enbridge. The terms of the transfer were reviewed and recommended by an independent committee of EEP. The Class E units issued to Enbridge are entitled to the same distributions as the Class A units held by the public and are convertible into Class A units on a one-for-one basis at Enbridge’s option. The Class E units are not entitled to distributions with respect to the quarter ended December 31, 2014. The Class E units are redeemable at EEP’s option after 30 years, if not converted earlier by Enbridge. The units had a liquidation preference equal to their notional value at December 23, 2014 of US$38.31 per unit, which was determined based on the trailing five-day volume-weighted average price of EEP’s Class A common units.

•                  On December 3, 2014, Enbridge announced its plan to transfer the majority of its Canadian Liquids Pipelines business comprising Enbridge Pipelines Inc. (EPI) and Enbridge Pipelines (Athabasca) Inc. (EP Athabasca), and certain Canadian renewable energy assets with a combined carrying value of approximately $17 billion, with an associated secured growth capital program of approximately $15 billion, to the Fund (collectively, the Canadian Restructuring Plan). The transfer of the assets is expected to be completed in mid-2015. The Canadian Restructuring Plan was announced along with a 33% increase to the Company’s next quarterly common share dividend effective March 1, 2015 along with a corresponding new dividend payout policy range.

The Canadian Restructuring Plan is intended to enhance Enbridge’s value to investors while the Company executes its $44 billion growth capital program and to enhance the competitiveness of its funding costs for new organic growth opportunities and asset acquisitions. Transferring the assets to the Fund is expected to allow the majority of the growth capital program to be funded at an advantageous cost, while reducing the funding requirement at Enbridge. It also allows Enbridge to monetize a portion of its existing assets on favourable terms, releasing capital from the business for redeployment into future growth opportunities.

Pursuant to the plan, Enbridge Income Fund Holdings Inc. (ENF) is expected to acquire an increasing interest in the assets through investments in the equity of the Fund over a period of several years in amounts consistent with its equity funding capability. The Canadian Restructuring Plan has been approved in principle by Enbridge’s Board of Directors, but it remains subject to finalization of preliminary internal reorganization steps and a number of internal and external consents and approvals, including final approval of definitive transfer terms by the Enbridge Board of Directors and by the boards of ENF and the Fund, following a recommendation by an independent committee of ENF and the Fund and the receipt of all necessary shareholder and regulatory approvals that may be required. Assuming all necessary consents and approvals are obtained, the transfer and initial investment by ENF are targeted for completion mid-2015. However, there can be no assurance that the planned restructuring will be completed in the manner contemplated, or at all, or that the current market conditions and the Company’s future forecast, based on such market conditions, will not materially change.

Enbridge’s Canadian Liquids Pipelines includes its Canadian Mainline system held through EPI and its Regional Oil Sands System held through EP Athabasca. Both entities would be transferred from direct ownership by Enbridge to ownership by the Fund. Enbridge will retain operating responsibility for the Liquids Pipelines business, as it does for the assets currently held through the Fund and for those held through EEP, as well as responsibility for business development and project construction. In particular, Enbridge’s enterprise-wide priority on the safety and reliability of its operations, including protection of employees, the public and the environment, will continue to apply to Canadian Liquids Pipelines.

The Fund currently already holds a number of Enbridge’s renewable energy assets. The remainder of the existing Canadian renewable energy assets are held through EPI. Under the Canadian Restructuring Plan, the intention is to leave these renewable assets in EPI and include them with the transfer of the Canadian Liquids Pipelines business to the Fund. These renewable assets consist of Enbridge’s interests in the Massif du Sud Wind Project, the Lac Alfred Wind Project and the Saint Robert Bellarmin Wind Project, all located in Quebec and the Blackspring Ridge Wind Project (Blackspring Ridge) in Alberta.

The Canadian Restructuring Plan contemplates the issuance by ENF of $600 million to $800 million of public equity per year from 2015 through 2018 in one or more tranches to fund its increasing investment in the Canadian Liquids Pipelines business through the Fund. Enbridge will retain an obligation to ensure the Fund has sufficient equity funding to undertake the growth capital program associated with the transferred assets and the amount of public equity to be issued by ENF would be adjusted as necessary to match its capacity to raise equity funding on favourable terms. Enbridge will contribute additional equity to ENF to maintain its current 19.9% interest. Enbridge would also take back a significant portion of the consideration for the assets transferred to the Fund in the form of additional equity in a subsidiary of the Fund.

As a result, Enbridge’s aggregate economic interest in the Fund is expected to increase from its current level of 66.4% to approximately 90% initially, and then decline to approximately 80% by 2018 as ENF increases its investment in the Fund.

Enbridge also has under review a potential United States restructuring plan which would involve transfer of its directly held United States liquids pipelines assets to EEP. This review has not yet progressed to a conclusion. The proposed United States liquids pipelines restructuring plan is separate from the agreement to drop down Enbridge’s 66.7% interest in the United States segment of the Alberta Clipper pipeline to EEP, which closed on January 2, 2015.

•                  On November 28, 2014, Enbridge announced it had entered into an agreement with E.ON to purchase an 80% interest in a wind farm portfolio which included the 203-MW Magic Valley 1 wind farm located near Harligen, Texas and the 202-MW Wildcat 1 wind farm near Elwood, Indiana for approximately US$0.3 billion. Both wind farms are operational and were placed into service in 2012. Upon closing of the transaction on December 31, 2014, E.ON retained a 20% interest and remained the operator.

•                  In the fourth quarter, the Company completed the following financing transactions:

•                  On November 19, 2014, the Fund issued medium-term notes of $550 million with a 10-year maturity, $250 million with a 30-year maturity and $330 million with a two-year maturity.

•                  In the fourth quarter of 2014, Enbridge increased its enterprise-wide general purpose credit facilities to $18.6 billion.

CONSOLIDATED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	19	46	463	427
Gas Distribution	69	80	213	129
Gas Pipelines, Processing and Energy Services	185	(325)	571	(68)
Sponsored Investments	140	79	419	268
Corporate	(325)	(151)	(558)	(314)
Earnings/(loss) attributable to common shareholders from continuing operations	88	(271)	1,108	442
Discontinued operations - Gas Pipelines, Processing and Energy Services	-	4	46	4
	88	(267)	1,154	446
Earnings/(loss) per common share	0.11	(0.33)	1.39	0.55
Diluted earnings/(loss) per common share	0.10	(0.33)	1.37	0.55

Earnings attributable to common shareholders were $1,154 million, or $1.39 per common share, for the year ended December 31, 2014 compared with $446 million, or $0.55 per common share, for the year ended December 31, 2013. The Company has continued to deliver on its investor value proposition and achieved significant earnings growth from operations over the past year, as discussed in Adjusted Earnings. However, the positive impact of this growth and the comparability of the Company’s earnings are impacted by a number of unusual, non-recurring or non-operating factors, the most significant of which is changes in unrealized derivative fair value gains and losses. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price exposures. The changes in unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings, but the Company believes that over the long-term it supports the reliable cash flows and dividend growth upon which its investor value proposition is based. Earnings for 2014 were also negatively impacted by the tax effect of a transfer of assets between entities under common control of Enbridge. The intercompany gain realized as a result of the transfer has been eliminated for accounting purposes. However, as the transaction involved the sale of partnership units, all tax consequences have remained in consolidated earnings and resulted in a charge of $157 million in 2014.

Also impacting the comparability of earnings year-over-year were costs and related insurance recoveries associated with the Line 6B crude oil release. Earnings for the years ended December 31, 2014 and 2013 included EEP’s cost estimates relating to the Line 6B crude oil release of US$86 million ($12 million after-tax attributable to Enbridge) and US$302 million ($44 million after-tax attributable to Enbridge), respectively. For the year ended December 31, 2013, EEP recognized insurance recoveries of US$42 million ($6 million after-tax attributable to Enbridge) related to the Line 6B crude oil release. Within Liquids Pipelines, 2014 and 2013 earnings reflected remediation and long-term stabilization costs of approximately $4 million and $56 million after-tax and before insurance recoveries, respectively, related to the Line 37 crude oil release that occurred in June 2013. In 2014, Enbridge recognized insurance recoveries of $8 million after-tax related to the Line 37 crude oil release.

Other significant items impacting the comparability of the Company’s year-over-year earnings were a $57 million after-tax gain recognized on the disposal of non-core assets within Enbridge Offshore Pipelines (Offshore) as well as a $14 million after-tax gain on the sale of an Alternative and Emerging Technologies investment within the Corporate segment. These transactions were recognized in 2014.

Finally, the Company’s 2013 earnings reflected certain out-of-period adjustments that also impact the comparability of earnings between years. The out-of-period adjustments included a non-cash adjustment of $37 million after-tax to defer revenues associated with make-up rights earned under certain long-term take-or-pay contracts within Regional Oil Sands System. Also in Regional Oil Sands System, there was an out-of-period adjustment of $31 million after-tax related to the recovery of income taxes under a long-term contract, partially offset by a related correction to deferred income tax expense. In Gas Distribution, an out-of-period adjustment of $56 million after-tax was recognized reflecting an increase to gas transportation costs which had incorrectly been deferred.

Earnings attributable to common shareholders for the three months ended December 31, 2014 was $88 million, or $0.11 per common share, compared with a loss of $267 million, or a loss of $0.33 per common share, for the three months ended December 31, 2013. Fourth quarter performance drivers were largely consistent with year-to-date trends and continued to be impacted by changes in unrealized fair value derivative and foreign exchange gains and losses. Aside from the operating factors discussed in Adjusted Earnings, factors unique to the fourth quarter of 2014 included the impact of the tax effect associated with the transfer of assets between entities under common control of Enbridge, as noted above. Finally, the fourth quarter of 2014 included a $14 million after-tax gain recognized on the disposal of non-core assets within Offshore and leak insurance recoveries recognized from the June 2013 Line 37 crude oil release.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments. Adjusting items referred to as changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period. Management believes the presentation of adjusted earnings/(loss) conveys useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, including setting the Company’s dividend payout target, and to assess performance of the Company. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. The table below summarizes the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Earnings/(loss) attributable to common shareholders	88	(267)	1,154	446
Adjusting items[1]:
Changes in unrealized derivative fair value loss[2]	164	613	320	843
Make-up rights adjustments	11	13	17	50
Leak remediation costs, net of leak insurance recoveries	(9)	12	8	94
Colder than normal weather	(1)	(13)	(36)	(9)
Gains on sale of non-core assets and investment	(14)	-	(71)	(2)
Asset impairment losses	2	6	2	6
Project development and transaction costs	8	(2)	14	-
Tax on intercompany gain on sale of assets	157	-	157	-
Tax related adjustments	-	-	-	(19)
Out-of-period adjustments	-	-	-	25
Other	3	-	9	-
Adjusted earnings	409	362	1,574	1,434

1          The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions.

2          Changes in unrealized derivative fair value gains and loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars, except per share amounts)
Liquids Pipelines	199	205	858	770
Gas Distribution	68	67	177	176
Gas Pipelines, Processing and Energy Services	30	17	136	203
Sponsored Investments	123	89	429	313
Corporate	(11)	(16)	(26)	(28)
Adjusted earnings[1]	409	362	1,574	1,434
Adjusted earnings per common share[1]	0.49	0.44	1.90	1.78

1                  Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures refer to Non-GAAP Measures.

Adjusted earnings for the year ended December 31, 2014 were $1,574 million, or $1.90 per common share, compared with $1,434 million, or $1.78 per common share, for the year ended December 31, 2013. The adjusted earnings growth was a reflection of the strength of Enbridge’s existing asset portfolio combined with the successful execution of its large growth capital program, which saw a number of new assets placed into service.

The combination of strong core assets and the successful execution of the growth capital program were particularly evident in the Company’s Liquids Pipelines and Sponsored Investments segments and were significant drivers of the Company’s overall year-over-year adjusted earnings growth. Within Liquids Pipelines, Canadian Mainline delivered a second consecutive year of adjusted earnings growth largely as a result of higher throughput from growing crude oil supply from western Canada and higher downstream refinery demand, as well as successful efforts by the Company to optimize capacity and throughput and to enhance scheduling efficiency with shippers.

New Liquids Pipelines assets placed into service, including the Norealis Pipeline, contributed to Regional Oil Sands System adjusted earnings growth. In the fourth quarter of 2014, the Company placed into service Flanagan South and Seaway Pipeline Twin. The two projects are key components of the Company’s Gulf Coast Access program, which provides connectivity for producers in western Canada and the Bakken to the United States Gulf Coast refining hub. Both of the projects provided incremental earnings for the Company in the fourth quarter of 2014 and are expected to have a more significant impact on adjusted earnings growth in 2015.

Enbridge’s sponsored vehicles, EEP and the Fund, also contributed positively to adjusted earnings growth. EEP adjusted earnings reflected increased contributions from its liquids business due to new assets placed into service during 2013 and 2014, combined with higher throughput and tolls on its major liquids pipelines. New assets placed into service include the replacement and expansion of Line 6B as part of Enbridge and EEP’s Eastern Access Program. Enbridge also benefitted through its 75% interest in the United States portion of the Eastern Access expansion projects held through EELP. Within EEP’s natural gas and natural gas liquids (NGL) businesses, which it holds directly and indirectly through its partially-owned subsidiary, MEP, lower volumes had a negative impact on adjusted earnings. Within the Fund, adjusted earnings growth reflected the benefit of an increased asset base that resulted from Enbridge’s asset drop downs that occurred in 2011, 2012 and most recently in the fourth quarter of 2014.

Gas Pipelines, Processing and Energy Services 2014 adjusted earnings decreased compared with the previous year due in large part to market factors impacting the Company’s Energy Services businesses and Aux Sable facilities. Narrowing location spreads and less favourable conditions in certain markets accessed by committed transportation capacity, combined with unrecovered demand charges, resulted in lower adjusted earnings for Energy Services following a very strong 2013 fiscal year. Aux Sable adjusted earnings decreased in 2014 and reflected lower fractionation margins and lower volumes at its upstream processing plants.

A key element of Enbridge’s strategy is to secure the longer-term future through developing new platforms for growth and diversification. Examples of diversification initiatives that drove year-over-year growth in adjusted earnings included the Company’s investment in Canadian Midstream assets, being the Cabin Gas Plant (Cabin) and the Pipestone and Sexsmith gathering systems (together, Pipestone and Sexsmith), as well as Enbridge’s continued investment in renewable energy assets through the acquisition of new wind farms and additional interests in existing wind farm assets that it owns with others.

The Company’s 2014 adjusted earnings were impacted by higher preference share dividends in its Corporate segment, as well as higher interest expense across various business segments reflecting incremental preference share and debt funding incurred to fund its growth capital program.

Adjusted earnings were $409 million, or $0.49 per common share, for the three months ended December 31, 2014 compared with $362 million, or $0.44 per common share, for the three months ended December 31, 2013. With respect to the fourth quarter of 2014, many of the annual trends discussed above were also the factors in driving adjusted earnings growth over the fourth quarter of 2013. In Liquids Pipelines, higher throughput on Canadian Mainline and new assets placed into service across the segment provided a favourable uplift to 2014 fourth quarter adjusted earnings. However, this growth was more than offset by lower quarter-over-quarter toll on Canadian Mainline. In the fourth quarter of 2013, Regional Oil Sands System included a favourable adjustment related to a reduction in third party revenue sharing with the founding shipper on the Athabasca Pipeline. Although this adjustment had no impact on full year 2013 adjusted earnings, it resulted in higher adjusted earnings in the fourth quarter of 2013 compared with the equivalent 2014 period. Excluding the impact of this 2013 adjustment, Regional Oil Sands System adjusted earnings were comparable between the fourth quarter periods.

Energy Services earnings for the fourth quarter were higher than the comparable period in 2013 as wider location and crude grade differentials enabled it to capture more profitable margin and tank management arbitrage opportunities, which helped to partially offset the decrease in adjusted earnings during the first nine months of 2014 due to narrowing location spreads and less favourable conditions in certain markets accessed by committed transportation capacity, combined with unrecovered demand charges.

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Canadian Mainline	100	119	500	460
Regional Oil Sands System	47	55	181	170
Seaway and Flanagan South Pipelines	35	10	74	48
Southern Lights Pipeline	12	13	49	49
Spearhead Pipeline	4	6	31	31
Feeder Pipelines and Other	1	2	23	12
Adjusted earnings	199	205	858	770
Canadian Mainline - changes in unrealized derivative fair value loss	(178)	(143)	(370)	(268)
Canadian Mainline - Line 9B costs incurred during reversal	(2)	-	(8)	-
Regional Oil Sands System - make-up rights adjustment	1	(13)	6	(13)
Regional Oil Sands System - leak remediation and long- term pipeline stabilization costs	-	(3)	(4)	(56)
Regional Oil Sands System - leak insurance recoveries	4	-	8	-
Regional Oil Sands System - make-up rights out-of-period adjustment	-	-	-	(37)
Regional Oil Sands System - long-term contractual recovery out-of-period adjustment, net	-	-	-	31
Seaway and Flanagan South Pipelines - make-up rights adjustment	(14)	-	(25)	-
Southern Lights Pipeline - changes in unrealized derivative fair value gains	9	-	-	-
Spearhead Pipeline - changes in unrealized derivative fair gains	1	-	1	-
Spearhead Pipeline - make-up rights adjustment	1	-	-	-
Feeder Pipelines and Other - make-up rights adjustment	-	-	3	-
Feeder Pipelines and Other - project development costs	(2)	-	(6)	-
Earnings attributable to common shareholders	19	46	463	427

•                  Canadian Mainline adjusted earnings reflected higher throughput with several factors contributing to the increase including increased oil sands production, strong refinery demand in the midwest market partly due to a start-up of a midwest refinery’s conversion to heavy oil processing in the second quarter of 2014 and successful efforts by the Company to optimize capacity and throughput and to enhance scheduling efficiency with shippers. Other positive contributors to adjusted earnings included higher terminalling revenues, lower operating and administrative costs and lower income tax expense which reflected current income taxes only and was lower due to higher available tax deductions.

•                  Partially offsetting the positive impacts noted above was a lower year-over-year average Canadian Mainline International Joint Tariff (IJT) Residual Benchmark Toll, with the impact of lower tolls especially prominent in the fourth quarter of 2014. Changes in the Canadian Mainline IJT Residual Benchmark Toll are inversely related to the Lakehead System Toll which, on average, was higher throughout 2014 due to the recovery of incremental costs associated with EEP’s growth projects. In the fourth quarter of 2014, the Canadian Mainline IJT Residual Benchmark Toll was US$1.53 per barrel compared with US$1.80 per barrel in the equivalent period of 2013. The decrease in the toll was a key contributor in lower adjusted earnings in the fourth quarter of 2014 compared with the same period of 2013. Also negatively impacting adjusted earnings were higher power costs associated with incremental throughput as well as higher depreciation from an increased asset base. Finally, Canadian Mainline adjusted earnings for 2014 were impacted by the absence of revenues from Line 9B which was idled in late 2013 and is being reversed and expanded as part of the Company’s Eastern Access initiative.

•                  Regional Oil Sands System adjusted earnings growth was primarily driven by contributions from the Norealis Pipeline which was completed in April 2014, higher throughput on the Athabasca Pipeline and higher capital expansion fee revenue from the Waupisoo Pipeline. Partially offsetting the increase in adjusted earnings were higher depreciation expense from a larger asset base and higher operating and administrative, interest and tax expenses from increased operational activities. In the fourth quarter of 2013, Regional Oil Sands System included a favourable adjustment related to a reduction in third party revenue sharing with the founding shipper on the Athabasca Pipeline. Although this adjustment had no impact on full year 2013 adjusted earnings, it resulted in higher adjusted earnings in the fourth quarter of 2013 compared with the equivalent 2014 period. Excluding the impact of this 2013 adjustment, Regional Oil Sands System adjusted earnings were comparable between the fourth quarter periods.

•                  Seaway and Flanagan South Pipelines adjusted earnings for the full year and fourth quarter of 2014 reflected the incremental earnings associated with first oil received on Flanagan South and Seaway Pipeline Twin in December 2014. Also positively impacting adjusted earnings were higher average tolls on Seaway Pipeline. Partially offsetting the increased adjusted earnings were higher operating expense and financing costs from an increased asset base.

•                  Southern Lights Pipeline adjusted earnings were comparable between the two fiscal years, however, due to offsetting factors. Higher recovery of negotiated depreciation rates in 2014 transportation tolls were offset by higher interest expense associated with the issuance of Class A units to the Fund.

•                  Spearhead Pipeline adjusted earnings for both the full year and fourth quarter of 2014 reflected higher throughput and tolls, as well as lower pipeline integrity expenditures that were more prominent in 2013. These positive factors were offset by incremental power costs associated with higher throughput and by higher administrative expenses.

•                  The increase in Feeder Pipelines and Other adjusted earnings for 2014 compared with 2013 reflected higher tolls and throughput on the Toledo Pipeline, incremental earnings from the Eddystone Rail project completed in April 2014, higher tankage revenue and lower business development costs not eligible for capitalization. Partially offsetting these increases in adjusted earnings were lower average tolls on Olympic Pipeline. The fourth quarter of 2014 reflected similar annual trends, however, Toledo Pipeline earnings were lower due to higher property taxes and higher business development costs not eligible for capitalization.

Liquids Pipelines earnings were impacted by the following adjusting items:

•                  Canadian Mainline earnings/(loss) for each period reflected changes in unrealized fair value losses on derivative financial instruments used to manage risk exposures inherent within the Competitive Tolling Settlement, namely foreign exchange, power cost variability and allowance oil commodity prices.

•                  Canadian Mainline earnings/(loss) for 2014 included depreciation and interest expenses charged to Line 9B while it was idled and undergoing a reversal as part of the Company’s Eastern Access initiative.

•                  Regional Oil Sands System earnings for each period included a non-cash adjustment to defer revenues associated with make-up rights earned under certain long-term take-or-pay contracts (a make-up rights adjustment).

•                  Regional Oil Sands System earnings for 2014 and 2013 included charges, before insurance recoveries, related to the Line 37 crude oil release, which occurred in June 2013.

•                  Regional Oil Sands System earnings for 2014 included insurance recoveries associated with the Line 37 crude oil release, which occurred in June 2013.

•                  Regional Oil Sands System earnings for 2013 included an out-of-period make-up rights adjustment.

•                  Regional Oil Sands System earnings for 2013 included an out-of-period, non-cash adjustment to correct deferred income tax expense and to correct the rate at which deemed taxes are recovered under a long-term contract.

•                  Seaway and Flanagan South Pipelines earnings for 2014 included a make-up rights adjustment.

•                  Southern Lights Pipeline earnings for the fourth quarter of 2014 included an unrealized fair value gain on derivative financial instruments.

•                  Spearhead Pipeline earnings for 2014 included an unrealized fair value gain on derivative financial instruments.

•                  Spearhead Pipeline earnings for the fourth quarter of 2014 included a make-up rights adjustment.

•                  Feeder Pipelines and Other earnings for 2014 included a make-up rights adjustment.

•                  Feeder Pipelines and Other earnings for 2014 included certain business development costs related to Northern Gateway Project that are anticipated to be recovered over the life of the project.

GAS DISTRIBUTION

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	58	59	158	156
Other Gas Distribution and Storage	10	8	19	20
Adjusted earnings	68	67	177	176
EGD - colder than normal weather	1	13	36	9
EGD - gas transportation costs out-of-period adjustment	-	-	-	(56)
Earnings attributable to common shareholders	69	80	213	129

•                  Enbridge Gas Distributions Inc. (EGD) operating results were largely comparable both for the full year and fourth quarter of 2014 with the equivalent 2013 periods. EGD adjusted earnings reflected the impact of the Ontario Energy Board (OEB) decision on EGD’s customized Incentive Regulation (IR) Plan which was approved with modifications by the OEB in July 2014. EGD operated the first half of 2014 under OEB approved interim distribution rates. On August 22, 2014, an OEB Rate Order under the customized IR Plan approved the final rates with an effective date of January 1, 2014. Positively impacting adjusted earnings were customer growth, lower employee related and other costs and the impact of the approved customized IR Plan. The customized IR Plan approved a new approach for determining depreciation and future removal and site restoration reserves, which resulted in lower depreciation expense. These positive effects were partially offset by reduced rates and the resumption of the earnings sharing mechanism under the customized IR Plan, as well as lower shared savings mechanism revenues.

•                  Other Gas Distribution and Storage earnings for the full year included a loss from Enbridge Gas New Brunswick Inc. (EGNB) related to a contract, which expired in October 2014, to sell natural gas to the province of New Brunswick. Due to an abnormally cold winter in the first quarter of 2014, costs associated with the fulfilment of the contract were higher than the revenues received. Higher distribution volumes and higher rates that became effective in May 2014 partially offset the decreased earnings in EGNB and were the key driver for higher 2014 fourth quarter earnings in EGNB.

Gas Distribution earnings were impacted by the following adjusting items:

•                  EGD earnings for each period were adjusted to reflect the impact of weather.

•                  EGD earnings for 2013 reflected an out-of-period correction to gas transportation costs that had previously been deferred.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Aux Sable	8	17	28	49
Energy Services	8	(19)	35	75
Alliance Pipeline US	5	12	41	43
Vector Pipeline	3	4	15	22
Canadian Midstream	6	3	23	12
Enbridge Offshore Pipelines (Offshore)	1	2	(2)	(2)
Other	(1)	(2)	(4)	4
Adjusted earnings	30	17	136	203
Energy Services - changes in unrealized derivative fair value gains/(loss)	138	(337)	424	(206)
Offshore - gain on sale of non-core assets	14	-	57	-
Other - changes in unrealized derivative fair value gains/(loss)	3	(1)	-	(61)
Earnings/(loss) attributable to common shareholders	185	(321)	617	(64)

•                  Aux Sable earnings decreased both for the full year and the fourth quarter of 2014 primarily due to lower fractionation margins which decreased contributions from the upside sharing mechanism, partially offset by an increase in propane volumes produced at the Channahon Plant. Lower volumes at upstream processing plants and higher administrative expense also had a negative impact on Aux Sable earnings.

•                  Energy Services adjusted earnings decreased for the full year due to narrowing location spreads and less favourable conditions in certain markets accessed by committed transportation capacity, combined with associated unrecovered demand charges. Additionally, 2014 adjusted earnings reflected losses realized in the first quarter of 2014 on certain financial contracts intended to hedge the value of committed transportation capacity, but which were not effective in doing so. During the second and fourth quarters of 2014, the Company closed out a forward component of these derivative contracts which had been determined to be no longer effective. Partially offsetting the decrease in adjusted earnings were more favourable conditions in certain markets in the fourth quarter of 2014 that gave rise to wider location and crude grade differentials and enabled Energy Services to capture more profitable margin and tank management arbitrage opportunities. Due in large part to the continued positive effects of these arbitrage opportunities, Energy Services 2014 fourth quarter adjusted earnings increased compared with the equivalent 2013 period which helped to partially offset the decrease in adjusted earnings experienced during the first nine months of the year. Also positively contributing to adjusted earnings were favourable natural gas location differentials caused by abnormal winter weather conditions during the first quarter of 2014. Energy Services adjusted earnings are dependent on market conditions and results achieved in one period may not be indicative of results achieved in future periods.

•                  Alliance Pipeline US earnings reflected the impact of the transfer of Alliance Pipeline US to the Fund in November 2014 and the corresponding absence of earnings. Prior to November 7, 2014, the date of the transfer, Alliance Pipeline US earnings increased compared with the equivalent 2013 period and reflected an increase in depreciation expense recovered in tolls, as well as earnings from the Tioga Lateral which was placed into service in September 2013.

•                  The decrease in Vector Pipeline earnings reflected lower depreciation expense recognized in tolls, partially offset by increased demand for natural gas due to abnormal winter weather conditions experienced in the first quarter of 2014.

•                  Canadian Midstream earnings increased due to higher fees earned from the Company’s investments in Cabin, Pipestone and Sexsmith. Pipestone earnings were higher due to incremental earnings from the final phase placed into-service in 2014 and higher volumes that exceeded take or pay levels.

•                  Offshore adjusted earnings/(loss) for both the full year and fourth quarter of 2014 were comparable with the corresponding 2013 periods. Offshore results in the past two years reflected persistent weak gas volumes due to decreased production in the Gulf of Mexico. Offshore adjusted earnings also reflected the absence of earnings from the disposals of certain non-core assets that were finalized in March and November 2014, respectively. Partially offsetting these negative factors were incremental earnings from the completion of the Jack St. Malo portion of the Walker Ridge Gas Gathering System (WRGGS) in December 2014 and cost savings achieved from the Company’s decision not to renew windstorm insurance coverage effective May 2013. Offshore results are expected to improve with a full year of the Jack St. Malo portion of WRGGS and the expected 2015 third quarter completion and in-service of both the Big Foot gas portion of WRGGS and the Big Foot Oil Pipeline.

•                  Other adjusted earnings decreased for the 2014 full year as a result of lower southbound revenues on the Montana Alberta Tie-Line (MATL) combined with its higher depreciation expense and financing costs and higher business development costs not eligible for capitalization. Partially offsetting the decrease in adjusted earnings was the positive impact of new wind farms placed into service over the past two years. 2014 fourth quarter adjusted earnings followed a similar trend as the full year; however, the impact of new wind farms placed into service more than offset the lower earnings from MATL and higher business development costs not eligible for capitalization.

Gas Pipelines, Processing and Energy Services earnings/(loss) were impacted by the following adjusting items:

•                  Energy Services earnings/(loss) for each period reflected changes in unrealized fair value gains and losses related to the revaluation of financial derivatives used to manage the profitability of transportation and storage transactions and the revaluation of inventory.

•                  Energy Services adjusted earnings for 2014 excluded a realized loss of $117 million incurred to close out certain forward derivative financial contracts intended to hedge the value of committed physical transportation capacity in certain markets accessed by Energy Services, but determined to be no longer effective in doing so.

•                  Energy Services adjusted earnings for 2013 excluded a realized loss of $58 million incurred to close out derivative contracts intended to hedge forecasted Energy Services transactions which did not occur.

•                  Offshore earnings for 2014 included a gain from the disposal of non-core assets.

•                  Other earnings/(loss) for each period reflected changes in unrealized fair value gains and losses on the long-term power price derivative contracts acquired to hedge expected revenues and cash flows from Blackspring Ridge.

SPONSORED INVESTMENTS

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Enbridge Energy Partners, L.P. (EEP)	40	46	197	165
Enbridge Energy, Limited Partnership (EELP)	49	14	107	38
Enbridge Income Fund (the Fund)	34	29	125	110
Adjusted earnings	123	89	429	313
EEP - changes in unrealized derivative fair value gains/(loss)	14	(3)	5	(6)
EEP - leak remediation costs	5	(9)	(12)	(44)
EEP - make-up rights adjustment	-	-	(1)	-
EEP - asset impairment loss	(2)	-	(2)	-
EEP - employee severance costs	(1)	-	(1)	-
EEP - leak insurance recoveries	-	-	-	6
EEP - tax rate differences/changes	-	-	-	(3)
EEP - gain on sale of non-core assets	-	2	-	2
The Fund - changes in unrealized derivative fair value gains	-	-	3	-
The Fund - make-up rights adjustment	1	-	-	-
The Fund - drop down transaction costs	-	-	(2)	-
Earnings attributable to common shareholders	140	79	419	268

•                  EEP adjusted earnings increased for the full year and largely reflected strong performance from its liquids business as new assets placed into service during 2013 and 2014, combined with higher throughput and tolls on EEP’s major liquids pipelines, drove higher adjusted earnings. New assets placed into service included the replacement and expansion of Line 6B as part of Enbridge and EEP’s Eastern Access initiative, as well as the Line 6B 75-mile replacement program. Within EEP’s North Dakota system, the Bakken Expansion and Access programs, which enhance crude oil gathering capabilities in the Bakken region, have also been a significant contributor to adjusted earnings growth. Positive factors experienced by Canadian Mainline as noted earlier also resulted in higher throughput on EEP’s Lakehead System. Partially offsetting the increase in adjusted earnings in EEP’s liquids business were incremental power costs associated with higher throughput, higher depreciation expense from an increased asset base and higher operating and administrative costs primarily associated with a larger workforce, partially offset by lower pipeline integrity costs. Within EEP’s natural gas and NGL businesses, which it holds directly and indirectly through its partially-owned subsidiary, MEP, lower volumes mainly due to decreased drilling activity had a negative impact on adjusted earnings. Finally, EEP’s contribution to Enbridge’s adjusted earnings reflected higher earnings from Enbridge’s May 2013 investment in preferred units of EEP, higher incentive distributions and distributions from Class D units.

•                  EELP earnings reflect its interest in Alberta Clipper, as well as interests in both the Eastern Access and Lakehead System Mainline expansion projects. Higher earnings reflected contributions from assets recently placed into service, most notably the expansion of Line 6B from 240,000 bpd to 500,000 bpd completed in phases during 2014 as part of the Company’s Eastern Access Program. Higher earnings from Eastern Access also reflected a higher surcharge rate due to the Lakehead System filing delay and other true-up adjustments. Also positively impacting earnings were higher tolls on Alberta Clipper.

•                  Higher adjusted earnings from the Fund for the full year and fourth quarter of 2014 were attributable to the incremental earnings from Enbridge’s transfer of natural gas and diluent pipeline interests to the Fund in November 2014 as well as strong performance from the Fund’s liquids business. Partially offsetting the increase in adjusted earnings were lower wind resources across several of the Fund’s wind farms and higher interest expense associated with an increase in external debt issued in 2014 to support the acquisition of the natural gas and diluent pipeline interests. Finally, adjusted earnings were also positively impacted by higher preferred unit distributions received from the Fund.

Sponsored Investments earnings were impacted by the following adjusting items:

•                  Earnings from EEP for each period included changes in unrealized fair value gains and losses on derivative financial instruments.

•                  Earnings from EEP for each period included charges related to estimated costs, before insurance recoveries, associated with the Line 6B crude oil release.

•                  Earnings from EEP for 2014 included a make-up rights adjustment.

•                  Earnings from EEP for 2014 included an asset impairment loss.

•                  Earnings from EEP for 2014 included unusual employee severance costs triggered by layoffs in EEP’s natural gas and NGL businesses.

•                  Earnings from EEP for 2013 included insurance recoveries associated with the Line 6B crude oil release.

•                  Earnings from EEP for 2013 included an out-of-period, non-cash deferred income tax adjustment related to a tax law change.

•                  Earnings from EEP for 2013 included a gain on sale of non-core assets.

•                  Earnings from the Fund for 2014 included unrealized fair value gains on derivative financial instruments.

•                  Earnings from the Fund in the fourth quarter of 2014 included a make-up rights adjustment.

•                  Earnings from the Fund for 2014 included costs incurred in relation to a transaction to transfer natural gas and diluent pipeline interests to the Fund.

CORPORATE

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Noverco Inc. (Noverco)	21	20	43	54
Other Corporate	(32)	(36)	(69)	(82)
Adjusted loss	(11)	(16)	(26)	(28)
Noverco - changes in unrealized derivative fair value gains/(loss)	-	-	(5)	4
Other Corporate - changes in unrealized derivative fair value loss	(151)	(129)	(378)	(306)
Other Corporate - tax on intercompany gain on sale of asset	(157)	-	(157)	-
Other Corporate - gain on sale of investment	-	-	14	-
Other Corporate - drop down transaction costs	(6)	-	(6)	-
Other Corporate - foreign tax recovery	-	-	-	4
Other Corporate - impact of tax rate changes	-	-	-	18
Other Corporate - asset impairment loss	-	(6)	-	(6)
Loss attributable to common shareholders	(325)	(151)	(558)	(314)

•                  Noverco Inc. (Noverco) adjusted earnings included returns on the Company’s preferred share investment as well as its equity earnings from Noverco’s underlying gas and power distribution investments. Excluding the impact of a small one-time gain on sale of an investment in the first quarter of 2013 and an equity earnings true-up adjustment also recognized in the first quarter of 2013, Noverco adjusted earnings were slightly higher for the year ended December 31, 2014 and reflected stronger operating earnings from Gaz Metro Limited Partnership, in which Noverco holds an approximate 71% interest, and higher preferred share dividend income.

•                  Other Corporate adjusted loss decreased and reflected lower net Corporate segment finance costs and lower income taxes which were partially offset by higher preference share dividends from an increase in the number of preference shares outstanding and higher operating and administrative costs.

Corporate loss was impacted by the following adjusting items:

•                  Noverco earnings for 2014 and 2013 included changes in unrealized fair value gains and losses on derivative financial instruments.

•                  Other Corporate loss for each period included changes in the unrealized fair value gains and losses on derivative financial instruments primarily related to forward foreign exchange risk management positions.

•                  Other Corporate loss for 2014 was impacted by tax on an intercompany gain on sale.

•                  Other Corporate loss for 2014 included transaction costs associated with the proposed Canadian Restructuring Plan and costs incurred in relation to a transaction to transfer natural gas and diluent pipeline interests to the Fund.

•                  Other Corporate loss for 2013 was reduced by recovery of taxes related to a historical foreign investment.

•                  Other Corporate loss for 2013 was impacted by tax rate changes.

•                  Other Corporate loss for 2013 included charges related to asset impairment losses.

CONFERENCE CALL

Enbridge will hold a conference call on Friday, February 20, 2015 at 9 a.m. Eastern Time (7 a.m. Mountain Time) to discuss the 2014 annual results. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4540 from within North America and outside North America at 1-847-619-6397 using the access code 38886502#. The call will be audio webcast live at http://edge.media-server.com/m/p/dkrar36x. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 38886502#) until February 27, 2015.

The conference call will begin with a presentation by the Company’s President and Chief Executive Officer and Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

Enbridge, a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the United States, the World’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 2,200 MW (1,600 MW net) of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal facilities. Enbridge employs more than 11,000 people, primarily in Canada and the United States and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; the Canadian Restructuring Plan; and expected costs related to leak remediation and potential insurance recoveries.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation and interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; final approval of definitive transfer terms by Enbridge and ENF and the Fund; receipt of all necessary shareholder and regulatory approvals that may be required for the Canadian Restructuring Plan; and weather. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, the impact of the Canadian Restructuring Plan on Enbridge, the adjusted dividend payout policy or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates and expected capital expenditures include the following: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction and in-service schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Relations
Graham White	Adam McKnight
(587) 233-6303 / (888) 992-0997	(403) 266-7922 / (800) 481-2804
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

HIGHLIGHTS

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	19	46	463	427
Gas Distribution	69	80	213	129
Gas Pipelines, Processing and Energy Services	185	(325)	571	(68)
Sponsored Investments	140	79	419	268
Corporate	(325)	(151)	(558)	(314)
Earnings/(loss) attributable to common shareholders from continuing operations	88	(271)	1,108	442
Discontinued operations - Gas Pipelines, Processing and Energy Services	-	4	46	4
	88	(267)	1,154	446
Earnings/(loss) per common share	0.11	(0.33)	1.39	0.55
Diluted earnings/(loss) per common share	0.10	(0.33)	1.37	0.55
Adjusted earnings[1]
Liquids Pipelines	199	205	858	770
Gas Distribution	68	67	177	176
Gas Pipelines, Processing and Energy Services	30	17	136	203
Sponsored Investments	123	89	429	313
Corporate	(11)	(16)	(26)	(28)
	409	362	1,574	1,434
Adjusted earnings per common share[1]	0.49	0.44	1.90	1.78
Cash flow data
Cash provided by operating activities	656	781	2,547	3,341
Cash used in investing activities	(3,737)	(3,277)	(11,891)	(9,431)
Cash provided by financing activities	3,221	2,744	9,770	5,070
Dividends
Common share dividends declared	297	261	1,177	1,035
Dividends paid per common share	0.350	0.315	1.40	1.26
Shares outstanding (millions)
Weighted average common shares outstanding	838	817	829	806
Diluted weighted average common shares outstanding	849	826	840	817
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[2]	2,066	1,827	1,995	1,737
Regional Oil Sands System[3]	725	666	703	533
Spearhead Pipeline	173	168	186	172
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	129	135	461	434
Number of active customers (thousands)[4]	2,098	2,065	2,098	2,065
Heating degree days[5]
Actual	1,261	1,368	4,044	3,746
Forecast based on normal weather	1,218	1,248	3,517	3,668
Gas Pipelines, Processing and Energy Services
Average throughput volume (millions of cubic feet per day)
Vector Pipeline	1,370	1,446	1,418	1,494
Enbridge Offshore Pipelines	1,410	1,388	1,466	1,412

1           Adjusted earnings represent earnings attributable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

2           Canadian Mainline includes deliveries ex-Gretna, Manitoba, which is made up of United States and eastern Canada deliveries originating from western Canada.

3           Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

4           Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

5           Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	6,192	6,939	28,281	26,039
Gas distribution sales	835	710	2,853	2,265
Transportation and other services	1,770	644	6,507	4,614
	8,797	8,293	37,641	32,918
Expenses
Commodity costs	5,926	6,773	27,504	25,222
Gas distribution costs	647	490	1,979	1,585
Operating and administrative	917	788	3,281	3,014
Depreciation and amortization	426	362	1,577	1,370
Environmental costs, net of recoveries	(3)	82	100	362
	7,913	8,495	34,441	31,553
	884	(202)	3,200	1,365
Income from equity investments	117	86	368	330
Other expense	(123)	(82)	(266)	(135)
Interest expense	(313)	(265)	(1,129)	(947)
	565	(463)	2,173	613
Income taxes recovery/(expense)	(249)	216	(611)	(123)
Earnings/(loss) from continuing operations	316	(247)	1,562	490
Discontinued operations
Earnings from discontinued operations before income taxes	-	6	73	6
Income taxes from discontinued operations	-	(2)	(27)	(2)
Earnings from discontinued operations	-	4	46	4
Earnings/(loss)	316	(243)	1,608	494
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(157)	28	(203)	135
Earnings/(loss) attributable to Enbridge Inc.	159	(215)	1,405	629
Preference share dividends	(71)	(52)	(251)	(183)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	88	(267)	1,154	446

Earnings/(loss) attributable to Enbridge Inc. common shareholders
Earnings/(loss) from continuing operations	88	(271)	1,108	442
Earnings from discontinued operations, net of taxes	-	4	46	4
	88	(267)	1,154	446

Earnings/(loss) per common share attributable to Enbridge Inc. common shareholders
Continuing operations	0.11	(0.33)	1.34	0.55
Discontinued operations	-	-	0.05	-
	0.11	(0.33)	1.39	0.55

Diluted earnings/(loss) per common share attributable to Enbridge Inc. common shareholders
Continuing operations	0.10	(0.33)	1.32	0.55
Discontinued operations	-	-	0.05	-
	0.10	(0.33)	1.37	0.55

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Earnings/(loss)	316	(243)	1,608	494
Other comprehensive income/(loss), net of tax
Change in unrealized gains/(loss) on cash flow hedges	(223)	157	(833)	697
Change in unrealized loss on net investment hedges	(136)	(56)	(270)	(96)
Other comprehensive income/(loss) from equity investees	6	(1)	10	11
Reclassification to earnings of realized cash flow hedges	14	6	76	72
Reclassification to earnings of unrealized cash flow hedges	34	22	158	39
Reclassification to earnings of pension plans and other postretirement benefits amortization amounts	9	5	15	27
Actuarial gains/(loss) on pension plans and other postretirement benefits	(191)	114	(191)	114
Change in foreign currency translation adjustment	551	422	1,238	710
Other comprehensive income	64	669	203	1,574
Comprehensive income	380	426	1,811	2,068
Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(175)	(142)	(242)	(276)
Comprehensive income attributable to Enbridge Inc.	205	284	1,569	1,792
Preference share dividends	(71)	(52)	(251)	(183)
Comprehensive income attributable to Enbridge Inc. common shareholders	134	232	1,318	1,609

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31,	2014	2013
(millions of Canadian dollars, except per share amounts)
Preference shares
Balance at beginning of year	5,141	3,707
Preference shares issued	1,374	1,434
Balance at end of year	6,515	5,141
Common shares
Balance at beginning of year	5,744	4,732
Common shares issued	446	582
Dividend reinvestment and share purchase plan	428	361
Shares issued on exercise of stock options	51	69
Balance at end of year	6,669	5,744
Additional paid-in capital
Balance at beginning of year	746	522
Stock-based compensation	31	28
Options exercised	(14)	(17)
Issuance of treasury stock	22	208
Enbridge Energy Partners, L.P. equity restructuring	1,601	-
Transfer of interest to Enbridge Income Fund	176	-
Drop down of interest to Midcoast Energy Partners, L.P.	(18)	-
Dilution gains and other	5	5
Balance at end of year	2,549	746
Retained earnings
Balance at beginning of year	2,550	3,173
Earnings attributable to Enbridge Inc.	1,405	629
Preference share dividends	(251)	(183)
Common share dividends declared	(1,177)	(1,035)
Dividends paid to reciprocal shareholder	17	19
Redemption value adjustment attributable to redeemable noncontrolling interests	(973)	(53)
Balance at end of year	1,571	2,550
Accumulated other comprehensive loss
Balance at beginning of year	(599)	(1,762)
Other comprehensive income attributable to Enbridge Inc. common shareholders	164	1,163
Balance at end of year	(435)	(599)
Reciprocal shareholding
Balance at beginning of year	(86)	(126)
Issuance of treasury stock	3	40
Balance at end of year	(83)	(86)
Total Enbridge Inc. shareholders’ equity	16,786	13,496
Noncontrolling interests
Balance at beginning of year	4,014	3,258
Earnings/(loss) attributable to noncontrolling interests	214	(111)
Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax
Change in unrealized gains/(loss) on cash flow hedges	(192)	166
Change in foreign currency translation adjustment	146	223
Reclassification to earnings of realized cash flow hedges	18	4
Reclassification to earnings of unrealized cash flow hedges	77	14
	49	407
Comprehensive income attributable to noncontrolling interests	263	296
Distributions	(535)	(468)
Contributions	212	922
Acquisitions	351	-
Enbridge Energy Partners, L.P. equity restructuring	(2,330)	-
Drop down of interest to Midcoast Energy Partners, L.P.	39	-
Other	1	6
Balance at end of year	2,015	4,014
Total equity	18,801	17,510

Dividends paid per common share	1.40	1.26

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
(unaudited; millions of Canadian dollars)
Operating activities
Earnings/(loss)	316	(243)	1,608	494
Earnings from discontinued operations	-	(4)	(46)	(4)
Depreciation and amortization	426	362	1,577	1,370
Deferred income taxes (recovery)/expense	255	(234)	587	131
Changes in unrealized (gains)/loss on derivative instruments, net	(152)	988	(96)	1,262
Cash distributions in excess of equity earnings	57	39	196	355
Impairment	18	6	18	6
Gain on disposition	(22)	(18)	(38)	(18)
Hedge ineffectiveness	49	26	210	48
Inventory revaluation allowance	170	(32)	174	4
Other	9	8	115	(43)
Changes in regulatory assets and liabilities	11	(25)	22	(11)
Changes in environmental liabilities, net of recoveries	(31)	(53)	(78)	148
Changes in operating assets and liabilities	(450)	(47)	(1,721)	(409)
Cash provided by continuing operations	656	773	2,528	3,333
Cash provided by discontinued operations	-	8	19	8
	656	781	2,547	3,341
Investing activities
Additions to property, plant and equipment	(3,127)	(2,950)	(10,524)	(8,235)
Long-term investments	(161)	(292)	(854)	(1,018)
Additions to intangible assets	(55)	(75)	(208)	(212)
Acquisitions	(394)	-	(394)	-
Proceeds from disposition	4	41	85	41
Affiliate loans, net	4	3	13	8
Changes in restricted cash	(8)	(4)	(13)	(15)
Cash used in continuing operations	(3,737)	(3,277)	(11,895)	(9,431)
Cash provided by discontinued operations	-	-	4	-
	(3,737)	(3,277)	(11,891)	(9,431)
Financing activities
Net change in bank indebtedness and short-term borrowings	99	(125)	734	(350)
Net change in commercial paper and credit facility draws	2,616	1,210	4,212	1,562
Southern Lights project financing repayments	(12)	-	(1,519)	(5)
Debenture and term note issues - Southern Lights	-	-	1,507	-
Debenture and term note issues	1,080	1,613	5,414	2,845
Debenture and term note repayments	(523)	(250)	(1,348)	(660)
Contributions from noncontrolling interests	49	399	212	922
Distributions to noncontrolling interests	(140)	(120)	(535)	(468)
Contributions from redeemable noncontrolling interests	323	1	323	92
Distributions to redeemable noncontrolling interests	(24)	(18)	(79)	(72)
Preference shares issued	-	242	1,365	1,428
Common shares issued	8	12	478	628
Preference share dividends	(71)	(50)	(245)	(178)
Common share dividends	(184)	(170)	(749)	(674)
	3,221	2,744	9,770	5,070
Effect of translation of foreign denominated cash and cash equivalents	33	12	59	20
Increase/(decrease) in cash and cash equivalents	173	260	485	(1,000)
Cash and cash equivalents at beginning of year - continuing operations	1,088	516	756	1,776
Cash and cash equivalents at beginning of year - discontinued operations	-	-	20	-
Cash and cash equivalents at end of year	1,261	776	1,261	776
Cash and cash equivalents - discontinued operations	-	(20)	-	(20)
Cash and cash equivalents - continuing operations	1,261	756	1,261	756

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31,	2014	2013
(millions of Canadian dollars)

Assets
Current assets
Cash and cash equivalents	1,261	756
Restricted cash	47	34
Accounts receivable and other	5,504	4,956
Accounts receivable from affiliates	241	65
Inventory	1,148	1,115
Assets held for sale	-	24
	8,201	6,950
Property, plant and equipment, net	53,830	42,279
Long-term investments	5,408	4,212
Deferred amounts and other assets	3,208	2,662
Intangible assets, net	1,166	1,004
Goodwill	483	445
Deferred income taxes	561	16
	72,857	57,568
Liabilities and equity
Current liabilities
Bank indebtedness	507	338
Short-term borrowings	1,041	374
Accounts payable and other	6,444	6,664
Accounts payable to affiliates	80	46
Interest payable	264	228
Environmental liabilities	161	260
Current maturities of long-term debt	1,004	2,811
Liabilities held for sale	-	7
	9,501	10,728
Long-term debt	33,423	22,357
Other long-term liabilities	4,041	2,938
Deferred income taxes	4,842	2,925
Liabilities held for sale	-	57
	51,807	39,005
Redeemable noncontrolling interests	2,249	1,053
Equity
Share capital
Preference shares	6,515	5,141
Common shares	6,669	5,744
Additional paid-in capital	2,549	746
Retained earnings	1,571	2,550
Accumulated other comprehensive loss	(435)	(599)
Reciprocal shareholding	(83)	(86)
Total Enbridge Inc. shareholders’ equity	16,786	13,496
Noncontrolling interests	2,015	4,014
	18,801	17,510
	72,857	57,568

SEGMENTED INFORMATION

Three months ended December 31, 2014	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	463	948	4,960	2,426	-	8,797
Commodity and gas distribution costs	-	(646)	(4,630)	(1,297)	-	(6,573)
Operating and administrative	(296)	(131)	(39)	(423)	(28)	(917)
Depreciation and amortization	(137)	(79)	(32)	(173)	(5)	(426)
Environmental costs, net of recoveries	7	-	-	(4)	-	3
	37	92	259	529	(33)	884
Income from equity investments	50	-	25	31	11	117
Other income/(expense)	18	(5)	30	(5)	(161)	(123)
Interest income/(expense)	(112)	(42)	(26)	(162)	29	(313)
Income taxes recovery/(expense)	27	24	(103)	(97)	(100)	(249)
Earnings/(loss)	20	69	185	296	(254)	316
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	(156)	-	(157)
Preference share dividends	-	-	-	-	(71)	(71)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	19	69	185	140	(325)	88
Total assets	27,657	9,320	7,601	23,515	4,764	72,857

Three months ended December 31, 2013	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	492	841	4,826	2,134	-	8,293
Commodity and gas distribution costs	-	(490)	(5,349)	(1,424)	-	(7,263)
Operating and administrative	(280)	(134)	(17)	(331)	(26)	(788)
Depreciation and amortization	(114)	(84)	(23)	(139)	(2)	(362)
Environmental costs, net of recoveries	(11)	-	-	(71)	-	(82)
	87	133	(563)	169	(28)	(202)
Income/(loss) from equity investments	29	-	45	15	(3)	86
Other income/(expense)	10	8	7	27	(134)	(82)
Interest income/(expense)	(85)	(42)	(23)	(124)	9	(265)
Income taxes recovery/(expense)	6	(19)	209	(37)	57	216
Earnings/(loss) from continuing operations	47	80	(325)	50	(99)	(247)
Discontinued operations
Earnings from discontinued operations before income taxes	-	-	6	-	-	6
Income taxes from discontinued operations	-	-	(2)	-	-	(2)
Earnings from discontinued operations	-	-	4	-	-	4
Earnings/(loss)	47	80	(321)	50	(99)	(243)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	29	-	28
Preference share dividends	-	-	-	-	(52)	(52)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	46	80	(321)	79	(151)	(267)
Total assets	20,950	7,942	7,015	18,527	3,134	57,568

Year ended December 31, 2014	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	2,283	3,216	23,023	9,119	-	37,641
Commodity and gas distribution costs	-	(1,979)	(21,921)	(5,583)	-	(29,483)
Operating and administrative	(1,101)	(530)	(175)	(1,438)	(37)	(3,281)
Depreciation and amortization	(498)	(304)	(114)	(642)	(19)	(1,577)
Environmental costs, net of recoveries	7	-	-	(107)	-	(100)
	691	403	813	1,349	(56)	3,200
Income/(loss) from equity investments	160	-	136	86	(14)	368
Other income/(expense)	12	(8)	38	5	(313)	(266)
Interest income/(expense)	(372)	(165)	(98)	(559)	65	(1,129)
Income taxes recovery/(expense)	(24)	(17)	(318)	(263)	11	(611)
Earnings/(loss) from continuing operations	467	213	571	618	(307)	1,562
Discontinued operations
Earnings from discontinued operations before income taxes	-	-	73	-	-	73
Income taxes from discontinued operations	-	-	(27)	-	-	(27)
Earnings from discontinued operations	-	-	46	-	-	46
Earnings/(loss)	467	213	617	618	(307)	1,608
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(4)	-	-	(199)	-	(203)
Preference share dividends	-	-	-	-	(251)	(251)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	463	213	617	419	(558)	1,154
Total assets	27,657	9,320	7,601	23,515	4,764	72,857

Year ended December 31, 2013	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	2,272	2,741	20,310	7,595	-	32,918
Commodity and gas distribution costs	-	(1,585)	(20,244)	(4,978)	-	(26,807)
Operating and administrative	(1,006)	(534)	(221)	(1,226)	(27)	(3,014)
Depreciation and amortization	(429)	(321)	(75)	(530)	(15)	(1,370)
Environmental costs, net of recoveries	(79)	-	-	(283)	-	(362)
	758	301	(230)	578	(42)	1,365
Income from equity investments	118	-	154	56	2	330
Other income/(expense)	39	20	39	37	(270)	(135)
Interest income/(expense)	(319)	(160)	(81)	(409)	22	(947)
Income taxes recovery/(expense)	(165)	(32)	50	(133)	157	(123)
Earnings/(loss) from continuing operations	431	129	(68)	129	(131)	490
Discontinued operations
Earnings from discontinued operations before income taxes	-	-	6	-	-	6
Income taxes from discontinued operations	-	-	(2)	-	-	(2)
Earnings from discontinued operations	-	-	4	-	-	4
Earnings/(loss)	431	129	(64)	129	(131)	494
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(4)	-	-	139	-	135
Preference share dividends	-	-	-	-	(183)	(183)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	427	129	(64)	268	(314)	446
Total assets	20,950	7,942	7,015	18,527	3,134	57,568